EXHIBIT 99.1

AMENDING AGREEMENT

This Amending Agreement (this “Amending Agreement”) dated May 13, 2019, by and between Difference Capital Financial Inc. (“Difference”) and Mogo Finance Technology Inc. (“Mogo”).

RECITALS:

(a)	Difference and Mogo are parties to an arrangement agreement dated April 14, 2019 (the “Original Agreement”) pursuant to which, among other things, Mogo will complete an arrangement (the “Arrangement”) pursuant to the Business Corporations Act (British Columbia) (the “Act”);

(b)	In accordance with Section 4.14 of the Original Agreement, Mogo has requested that, immediately prior to or concurrently with the completion of the Arrangement, Difference complete, as part of a Pre-Acquisition Reorganization (as defined in the Original Agreement), a continuance (the “Continuance”) of Difference from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a company existing under the Act;

(c)	As a result of the requested Continuance, Difference is required to provide certain Dissent Rights to its shareholders in accordance with provisions of the CBCA (the “Dissent Rights”); and

(d)	The Parties wish to enter into this Amending Agreement to, among other things, confirm the agreement of the Parties regarding the Continuance, including in respect of the Dissent Rights, and the timing for implementation thereof, and to incorporate certain changes to the Original Agreement related thereto and other inconsequential amendments to the Original Agreement (including the Plan of Arrangement).

NOW THEREFORE in consideration of the promises, mutual covenants and agreements contained in this Amending Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

Section 1 Defined Terms.

Capitalized terms used in this Amending Agreement that are not defined in it have the meanings given to them in the Original Agreement.

Section 2 Continuance

The Parties hereby acknowledge and agree that the Continuance shall be implemented by Difference, as a Pre-Acquisition Reorganization, immediately prior to or concurrently with the completion of the Arrangement, provided; however, that (i) Mogo shall not have a right to terminate the Arrangement Agreement on the basis of any matter arising, directly or indirectly, from, or as a result of, the Continuance, including as a result of Difference shareholders exercising Dissent Rights, (ii) all covenants, representations and warranties of Difference set out in the Arrangement Agreement shall be modified to take into account the Continuance and all matters relating thereto, including any exercise of Dissent Rights, (iii) for greater certainty, Difference shall not be in breach of the covenant in Section 4.5(2) of the Original Agreement as a result of any costs, fees and obligations paid, payable or that may otherwise become payable as a result of Continuance, including the provision to, and/or exercise of Dissent Rights by, Difference shareholders, and (iv) Difference may elect not to complete the Continuance prior to the Effective Date should Difference or Mogo determine, each acting reasonably, that the Continuance would result in Difference shareholders exercising Dissent Rights in respect of greater than 5% of the issued and outstanding common shares of Difference.

1

Section 3 Amendment to the Arrangement Agreement

The Arrangement Agreement is amended as of the date of this Amending Agreement by deleting Schedule B of the Original Agreement and replacing it, in its entirety, with the amended and restated Plan of Arrangement in the form attached as Schedule A to this Amending Agreement.

Section 4 Reference to and Effect on the Original Agreement.

On and after the date of this Amending Agreement, any reference to “this Agreement” in the Original Agreement and any reference to the Original Agreement in any other agreements will mean the Original Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Original Agreement remain in full force and effect.

Section 5 Successors and Assigns.

This Amending Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns.

Section 6 Governing Law.

This Amending Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein.

Section 7 Counterparts.

This Amending Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Amending Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

2

The Parties have executed this Amending Agreement as of the date first written above.

DIFFERENCE CAPITAL FINANCIAL INC.

By:	/s/ Kees Van Winters
Kees Van Winters

MOGO FINANCE TECHNOLOGY INC.

By:	/s/ Gregory Feller
Gregory Feller

Arrangement Agreement Amending Agreement

3

SCHEDULE “A”
AMENDED AND RESTATED PLAN OF ARRANGEMENT

AMENDED AND RESTATED
PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated April 14, 2019 between Difference and Mogo, as amended;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement, substantially in the form of Exhibit A to the Arrangement Agreement;

(d)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(e)	“Court” means the British Columbia Supreme Court;

(f)	“Depositary” means Computershare Investor Services Inc., at such offices as set out in the Letter of Transmittal;

(g)	“Difference” means Difference Capital Financial Inc., a corporation amalgamated under the laws of Canada;

(h)	“Difference SubCo” means 1205077 B.C. Ltd., a company incorporated under the Business Corporations Act, which is a wholly-owned subsidiary of Difference;

(i)	“Difference SubCo Share” means a common share in the authorized capital of Difference SubCo;

(j)	“Difference Preferred Shares” means preferred shares in the authorized capital of Difference to be issued to Mogo pursuant to the Subscription Agreement;

(k)	“Difference Share” means a common share in the authorized capital of Difference;

- 1 -

(l)	“Dissent Procedures” has the meaning set out in Section 3.1;

(m)	“Dissent Rights” has the meaning set out in Section 3.1;

(n)	“Dissenting Shareholder” means a holder of Mogo Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(o)	“Effective Date” means the date on which the Arrangement becomes effective;

(p)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Mogo and Difference agree in writing before the Effective Date;

(q)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(r)	“holder” means, when used with reference to any Mogo Shareholder, the holder of such Mogo Shares as shown from time to time on the register of shareholders maintained by or on behalf of Mogo in respect of the Mogo Shares;

(s)	“ITA” means the Income Tax Act (Canada);

(t)	“Letter of Transmittal “ means the Letter of Transmittal delivered by Mogo to the Mogo Shareholders;

(u)	“Meeting Date” means the date of the Mogo Meeting;

(v)	“Mogo” means Mogo Finance Technology Inc., a company existing under the laws of the Province of British Columbia;

(w)	“Mogo Meeting” means the special or annual and special meeting of Mogo Shareholders including any adjournment or adjournments thereof, to be called to consider, among other things, the Arrangement Resolution;

(x)	“Mogo Share” means a common share in the authorized capital of Mogo;

(y)	“Mogo Shareholders” means the holders of Mogo Shares;

(z)	“Mogo Warrant” means an outstanding warrant of Mogo to purchase Mogo Shares;

(aa)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

- 2 -

(bb)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(cc)	“Replacement Warrant” has the meaning set out in Section 2.4(c);

(dd)	“Share Consideration” means, for each Mogo Share, one (1) Difference Share;

(ee)	“Subscription Agreement” means the subscription agreement between Difference and Mogo to be entered into prior to the Effective Time providing for the issuable by Difference to Mogo of the Difference Preferred Shares; and

(ff)	“TSX” means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

- 3 -

ARTICLE 2
ARRANGEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Mogo; (ii) the Mogo Shareholders; (iii) Difference; and (iv) Difference SubCo.

2.3 Subscription for Difference Preferred Shares. Immediately prior to the Effective Time, Mogo shall subscribe for and Difference shall issue the Difference Preferred Shares in accordance with the terms of the Subscription Agreement.

2.4 Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each Mogo Share held by a Dissenting Shareholder in respect of which the Mogo Shareholder has validly exercised his, her or its Dissent Rights shall be transferred and assigned by such Dissenting Shareholder to Mogo (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(b)	with respect to each Mogo Share transferred and assigned in accordance with Section 2.4(a):

(i)	the registered holder thereof shall cease to be the registered holder of such Mogo Share and the name of such registered holder shall be removed from the register of Mogo Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Mogo Share; and

(iii)	such Mogo Shares will be cancelled by Mogo for no consideration;

(c)	Mogo and Difference SubCo shall merge to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, and:

(i)	each Mogo Share (other than Mogo Shares held by Difference) shall be cancelled and the holder thereof shall be issued the Share Consideration in respect thereof;

(ii)	each Mogo Share held by Difference and each Difference SubCo Share shall be cancelled and the holder thereof shall be issued one (1) common share in the capital of Amalco in respect of each such share;

- 4 -

(iii)	as consideration for the issuance by Difference of the Share Consideration described in Section 2.4(c)(i), Amalco shall issue to Difference one (1) common share in the capital of Amalco for each Difference Share issued pursuant to Section Section 2.4(c)(i); and

(iv)	each outstanding Mogo Warrant shall be and shall be deemed to be exchanged for a warrant (each, a “Replacement Warrant”) to purchase from Difference the number of Difference Shares equal to the number of Mogo Shares subject to such Mogo Warrant immediately prior to the Effective Time. All other terms and conditions of a Replacement Warrant, including the term to expiry, conditions to and manner of exercise, will be the same as the Mogo Warrant for which it was exchanged;

(d)	without limiting the generality of Section 2.4(c), Mogo and Difference SubCo shall continue as one company and, from and after the Effective Date:

(i)	Amalco will own and hold the property of Mogo and Difference SubCo and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Mogo and Difference SubCo, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Mogo and Difference SubCo;

(iii)	other than the Mogo Warrants exchanged under Section 2.4(c), all rights, contracts, permits and interests of Mogo and Difference SubCo will continue as rights, contracts, permits and interests of Amalco as if Mogo and Difference SubCo continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Mogo or Difference SubCo under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Mogo or Difference SubCo may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Mogo or Difference SubCo may be enforced by or against Amalco;

(vii)	the name of Amalco shall be “Mogo Finance Technology Inc.”;

(viii)	Amalco shall be authorised to issue an unlimited number of common shares without par value;

- 5 -

(ix)	the first directors of Amalco following the amalgamation shall be the same as the directors of Difference at the Effective Time;

(x)	the articles and notice of articles of Amalco shall otherwise be substantially in the form of the articles and notice of articles of Mogo;

(xi)	the stated capital of the common shares of Amalco will be an amount equal to the total of: (A) the aggregate paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Sections 2.4(c)(i) and 2.4(c)(ii) (which in each case, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)), and (B) the aggregate paid-up capital (as such term is defined in the ITA) of the Difference SubCo Shares described in Section 2.4(c)(ii), in each case as of the time; and

(xii)	there shall be added to the stated capital of the Difference Shares an amount equal to the paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Section 2.4(c)(i) (which, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)); and

(e)	the exchanges and cancellations provided for in this Section 2.4 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

2.5 Redemption of Difference Preferred Shares. Immediately after the steps contemplated in Section 2.4, Difference shall redeem all of the Difference Preferred Shares issued to Mogo and then held by Amalco for nominal consideration in accordance with the redemption terms of the Difference Preferred Shares.

2.6 No Fractional Shares. In no event shall any holder of Mogo Shares be entitled to a fractional Difference Share. Where the aggregate number of Difference Shares to be issued to a former Mogo Shareholder as consideration under this Arrangement would result in a fraction of a Difference Share being issuable, the number of Difference Shares to be received by such Mogo Shareholder shall be rounded down to the nearest whole Difference Share.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent.

(a)	Registered holders of Mogo Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Mogo not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Mogo Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their Mogo Shares shall be deemed to have transferred such Mogo Shares to Mogo as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Mogo of the fair value thereof, in cash; or

- 6 -

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Mogo Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Mogo Shares and shall receive Share Consideration on the basis determined in accordance with Section 2.4(c)(i);

but in no case shall Difference, Difference SubCo, Mogo or any other Person be required to recognize such Persons as holders of Mogo Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Mogo Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act and the Interim Order, Mogo Shareholders who vote in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 4
DELIVERY OF DIFFERENCE SHARES

4.1 Delivery of Difference Shares.

(a)	Upon return to the Depository of a properly completed Letter of Transmittal by a registered former Mogo Shareholder together with certificate(s), if any, that immediately before the Effective Time represented one or more outstanding Mogo Shares that were exchanged for the Share Consideration in accordance with Section 2.4 (c)(i) hereof and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, certificates or book-entry advice statements representing the Difference Shares that such holder is entitled to receive in accordance with Section 2.4(c)(i) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate, if any, that immediately prior to the Effective Time represented one or more Mogo Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 2.4 (c)(i) hereof.

- 7 -

4.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Difference Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Mogo Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Difference Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Difference Share.

4.3 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Mogo Shares that were exchanged pursuant to Section 2.4 (c)(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Difference Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates or book-entry advice statements representing Difference Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Difference and its transfer agent and the Depositary in such sum as Difference may direct or otherwise indemnify Difference, its transfer agent and the Depositary in a manner satisfactory to Difference, its transfer agent and the Depositary against any claim that may be made against Difference, its transfer agent and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights. Any certificate or book-entry advice statements which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4(c)(i) and not deposited, with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Difference or as a former shareholder of Mogo. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Difference, Difference SubCo, Mogo or the Depositary shall be liable to any person in respect of any Difference Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding Rights. Each of Difference and the Depositary shall be entitled to deduct and withhold from (A) any Difference Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Mogo Shares, or (B) any dividend or consideration otherwise payable to any holder of Mogo Shares or Difference Shares such amounts as Difference or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of Mogo Shares in resect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

- 8 -

ARTICLE 5
AMENDMENTS

5.1 Difference and Mogo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Difference and Mogo, (C) filed with the Court and, if made following the Mogo Meeting, approved by the Court (to the extent required by the Court), and (D) communicated to holders of Mogo Shares if and as required by the Court.

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Mogo at any time prior to the Mogo Meeting (provided that Difference shall have previously consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Mogo Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Mogo Meeting shall be effective only if (A) it is consented to in writing by each of Mogo and Difference, and (B) if required by the Court, it is consented to by holders of the Mogo Shares voting in the manner directed by the Court.

5.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Difference and Mogo, provided that it concerns a matter which, in the reasonable opinions of Difference and Mogo, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Mogo Shares.

ARTICLE 6
FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

- 9 -